SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO-T/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
ONYX SOFTWARE CORPORATION
(Name of Subject Company (Issuer))
CDC CORPORATION
CDC SOFTWARE ACQUISITION CORP.
(Name of Filing Person (Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
683402200
(CUSIP Number of Class of Securities)
Mr. Peter Yip
Chief Executive Officer
c/o CDC Corporation Limited
33/F Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
011-852-2893-8200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)
Copies to:

William G. Roche King & Spalding LLP 1180 Peachtree Street NE Atlanta, Georgia 30309 (404) 572-4600	Stephen M. Wiseman King & Spalding LLP 1185 Avenue of Americas New York, NY 10036 (212) 556-2100
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$92,052,205	$9,850
*	Estimated for purposes of calculating the amount of the filing fee only. Transaction value derived by multiplying (i) 18,410,441, which is the difference between 18,573,970 (the number of shares of common stock, par value $0.01 per share (the “Shares”), of Onyx Software Corporation outstanding as of June 21, 2006), and 163,529 (the number of Shares owned by CDC Corporation and its affiliates on the date hereof) by (ii) $5.00 (the purchase price per Share offered by CDC Software Acquisition Corp.).

**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,850	Filing Party:	CDC Corporation/CDC Software
			Acquisition Corp.

Form or Registration No.:	Schedule TO-T	Date Filed:	July 12, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rules 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, and Item 11
     This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the tender offer statement originally filed with the Securities and Exchange Commission on July 12, 2006 (as so amended and supplemented, the “Schedule TO”) by CDC Corporation, a Cayman Islands corporation (“CDC”) and CDC Software Acquisition Corp., a Washington corporation and a wholly owned subsidiary of CDC (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, between Onyx Software Corporation, a Washington corporation (“Onyx”), and Mellon Investor Services, L.L.C. (collectively, the “Shares”), of Onyx, at a purchase price of $5.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 12, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively, the “Offer”). Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.
     All information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1 through 9 and Item 11 of this Schedule TO.
     Item 11 of the Schedule TO, which incorporates the information contained in the Offer to Purchase is hereby amended by adding to the end of Section 11— “Contacts and Transactions with Onyx; Background of The Offer” of the Offer to Purchase the following:
     On July 17, 2006, CDC and Purchaser filed a Complaint in the Superior Court of Washington, King County (the “Complaint”), against Onyx and Janice P. Anderson, Charles M. Boesenberg, Teresa A. Dial, William B. Elmore, William Porter, Daniel R. Santell and Robert M. Tarkoff (collectively, the “Director Defendants”), M2M Holdings, Inc., a Delaware corporation (“M2M”) and Orion Acquisition Corporation, a Washington corporation (“Orion”). The Complaint alleges that the Director Defendants breached their fiduciary duties to Onyx shareholders by, among other things: (a) failing to continue or pursue any meaningful discussions regarding CDC’s offers to acquire Onyx; (b) agreeing to the excessive break-fee and expense arrangements in the Agreement and Plan of Merger, dated June 5, 2006, by and among M2M, Orion and Onyx (the “Merger Agreement”); and (c) acting in their own self-interest by including accelerated stock option and unrestricted stock benefits in the Merger Agreement. The Complaint further alleges that M2M aided and abetted breaches of fiduciary duties by the Director Defendants by proposing and/or accepting the excessive break-fee and expense arrangements in the Merger Agreement. The Complaint seeks declaratory and injunctive relief, including, among other things: (i) ordering that the Merger Agreement be rescinded and that enforcement of the Merger Agreement be enjoined; (ii) enjoining Onyx, the Director Defendants and Orion from taking any action to impede or otherwise interfere with the Offer (including actions designed to pursue the M2M merger agreement); and (iii) ordering Onyx and the Director Defendants to properly consider the Offer. The full text of a press release issued by CDC Corporation on July 17, 2006 announcing the filing of the Complaint, as well as a copy of the Complaint, are filed as Exhibit (a)(5)(iv) and Exhibit (a)(5)(v), respectively, hereto and are incorporated herein by reference.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(iv)	Press Release dated July 17, 2006
(a)(5)(v)	Complaint for Declaratory and Injunctive Relief filed on July 17, 2006 in the Superior Court of Washington for King County.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: July 17, 2006

CDC CORPORATION
/s/ C.J. Clough
Name:	C.J. Clough
Title:	Director

CDC SOFTWARE ACQUISITION CORP.
/s/ Eric Musser
Name:	Eric Musser
Title:	President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated July 12, 2006*
(a)(1)(ii)	Form of Letter of Transmittal*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(vii)	Form of Summary Advertisement dated July 12, 2006*
(a)(5)(i)	Press Release dated June 30, 2006*
(a)(5)(ii)	Press Release dated July 10, 2006*
(a)(5)(iii)	Press Release dated July 12, 2006*
(a)(5)(iv)	Press Release dated July 17, 2006
(a)(5)(v)	Complaint for Declaratory and Injunctive Relief filed on July 17, 2006 in the Superior Court of Washington for King County.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.